      As filed with the Securities and Exchange Commission on June 29, 2001

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                  (RULE 13E-4)

                TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or
             Section 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                            EMERGE INTERACTIVE, INC.
                       (Name of Subject Company (issuer))

                            EMERGE INTERACTIVE, INC.
                       (Names of Filing Persons (offeror))

               OPTIONS UNDER EMERGE INTERACTIVE, INC. OPTION PLANS
              TO PURCHASE COMMON STOCK, PAR VALUE $0.008 PER SHARE
                         (Title of Class of Securities)

                                    29088W103
                      (CUSIP Number of Class of Securities)

                                THOMAS L. TIPPENS
                             CHIEF EXECUTIVE OFFICER
                            EMERGE INTERACTIVE, INC.
                               10305 102ND TERRACE
                            SEBASTIAN, FLORIDA 32958
                                 (561) 589-5310

                 (Name, address, and telephone numbers of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                    Copy to:

                              MICHAEL J. PENDLETON
                 JENKENS & GILCHRIST, A PROFESSIONAL CORPORATION
                          1445 ROSS AVENUE, SUITE 3200
                               DALLAS, TEXAS 75202
                                 (214) 855-4161

                            CALCULATION OF FILING FEE


                Transaction valuation*             Amount of filing fee
                      $19,052,062                         $3,810

* For purposes of calculating amount of filing fee only. This amount assumes that options to purchase 1,364,624 shares of common stock of eMerge Interactive, Inc. having a weighted average exercise price of $13.96 will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities

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         Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

         Amount Previously Paid:
         Form or Registration No:
         Filing Party:
         Date Filed:

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

[ ]      THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.

[X]      ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.

[ ]      GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.

[ ]      AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF THE TENDER OFFER: [ ]


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ITEM 1. SUMMARY TERM SHEET.

         The information set forth under "Summary Term Sheet" of the Offer to Exchange Options to Purchase Common Stock Under Eligible Option Plans, dated June 29, 2001 (the "Offer to Exchange"), attached as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

         (a) The name of the subject company is eMerge Interactive, Inc., a Delaware corporation. The address of its principal executive offices is 10305 102nd Terrace, Sebastian, Florida 32958, and its telephone number at such address is (561) 589-5310.

         (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options outstanding under eligible option plans to purchase shares of the Company's Class A common stock, par value $0.008 per share (the "Common Stock"), for new options (the "New Options") to purchase shares of the Common Stock to be granted under an eligible option plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Election Concerning Exchange of Stock Options form (the "Election Form" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as Exhibit (a)(2). The number of shares of Common Stock subject to New Options will be equal to the number of shares of Common Stock subject to the Options that are accepted for exchange and canceled. The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 7 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

         (c)      The information set forth in the Offer to Exchange under
Section 6 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The information set forth under Item 2(a) above is incorporated herein by reference. The filing person is the subject company.

ITEM 4. TERMS OF THE TRANSACTION.

         (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures for Electing to Exchange Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"), Section 7 ("Source and Amount of Consideration; Terms of New Options"), Section 10 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 11 ("Legal Matters; Regulatory Approvals"), Section 12 ("Material Federal Income Tax Consequences"), Section 13 ("Extension of Offer; Termination; Amendment") and Schedule A ("Conditions of the Offer"), is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under "Summary Term Sheet" and Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference. Directors and officers who are vice presidents and above, and employees who have received stock options on or after June 1, 2001, are ineligible to participate in the Offer.


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

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (e)      The information set forth in the Offer to Exchange under
Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference. The eligible option plans attached hereto as Exhibit (d)(1) and Exhibit (d)(2) and the form of Incentive Stock Option Grant and form of Nonqualified Stock Option Grant attached as Exhibit (d)(3) and Exhibit (d)(4), respectively, contain information regarding the subject securities.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a)      The information set forth in the Offer to Exchange under
Section 2 ("Purpose of the Offer") is incorporated herein by reference.

         (b)      The information set forth in the Offer to Exchange under
Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and
Section 10 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

         (c)      The information set forth in the Offer to Exchange under
Section 2 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)      The information set forth in the Offer to Exchange under
Section 7 ("Source and Amount of Consideration; Terms of New Options") and
Section 14 ("Fees and Expenses") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Schedule A ("Conditions of the Offer") is incorporated herein by reference.

         (d)      Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)      Not applicable.

         (b)      The information set forth in the Offer to Exchange under
Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a)      Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

         (a)      The information set forth in the Offer to Exchange under
Section 8 ("Information Concerning eMerge") and Section 15 ("Additional Information"), and the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 (beginning on page F-1 and ending on page F-21) and the Company's Quarterly Report on Form 10-Q (beginning on page 3 and ending on page
9) for its fiscal quarter ended March 31, 2001 is incorporated herein by reference. The book value per share of Common Stock of the Company was $3.67 as of March 31, 2001.

          (b)     Not applicable.


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

ITEM 11. ADDITIONAL INFORMATION.

         (a)      The information set forth in the Offer to Exchange under
Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 11 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

ITEM 12. EXHIBITS

(a)(1)            Offer to Exchange dated June 29, 2001*

(a)(2)            Form of Election Concerning Exchange of Stock Options*

(a)(3)            Form of Withdrawal of Elected Stock Options*

(a)(4)            Cover Letter to eMerge Interactive, Inc. employees, dated June 29,
                  2001*

(a)(5)            eMerge Interactive, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange
                  Commission on April 2, 2001

(a)(6)            eMerge Interactive Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001

(b)               Not applicable

(d)(1)            Amended and Restated eMerge Interactive, Inc. 1996 Equity Compensation
                  Plan (filed as Exhibit 4.1 to the eMerge Interactive, Inc. Registration
                  Statement on Form S-8, filed with the Securities and Exchange
                  Commission on June 22, 2000)

(d)(2)            Amended and Restated eMerge Interactive, Inc. 1999 Equity Compensation
                  Plan (filed as Exhibit 4.1(b) to the eMerge Interactive, Inc.
                  Registration Statement on Form S-8, filed with the Securities and
                  Exchange Commission on May 7, 2001)

(d)(3)            Form of eMerge Interactive, Inc. Incentive Stock Option Grant*

(d)(4)            Form of eMerge Interactive, Inc. Nonqualified Stock Option Grant*

(g)               Not applicable

(h)               Not applicable

*  filed herewith

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

         (a)      Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

June 29, 2001                              EMERGE INTERACTIVE, INC.


                                           By: /s/ Thomas L. Tippens
                                               ---------------------------------
                                               Name: Thomas L. Tippens
                                               Title: Chief Executive Officer


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

INDEX OF EXHIBITS

(a)(1)            Offer to Exchange dated June 29, 2001*

(a)(2)            Form of Election Concerning Exchange of Stock Options*

(a)(3)            Form of Withdrawal of Elected Stock Options*

(a)(4)            Cover Letter to eMerge Interactive, Inc. employees, dated June 29, 2001*

(a)(5)            eMerge Interactive, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange
                  Commission on April 2, 2001

(a)(6)            eMerge Interactive Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001

(b)               Not applicable

(d)(1)            Amended and Restated eMerge Interactive, Inc. 1996 Equity Compensation
                  Plan (filed as Exhibit 4.1 to the eMerge Interactive, Inc. Registration
                  Statement on Form S-8, filed with the Securities and Exchange
                  Commission on June 22, 2000)

(d)(2)            Amended and Restated eMerge Interactive, Inc. 1999 Equity Compensation
                  Plan (filed as Exhibit 4.1(b) to the eMerge Interactive, Inc.
                  Registration Statement on Form S-8, filed with the Securities and
                  Exchange Commission on May 7, 2001)

(d)(3)            Form of eMerge Interactive, Inc. Incentive Stock Option Grant*

(d)(4)            Form of eMerge Interactive, Inc. Nonqualified Stock Option Grant*

(g)               Not applicable

(h)               Not applicable

*  filed herewith


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